

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2013

<u>Via E-mail</u>
Frederick C. Braun III
President and Chief Executive Officer
Gyrodyne, LLC
One Flowerfield, Suite 24
Saint James, New York 11780

>   **Re: Gyrodyne, LLC**
>   **Registration Statement on Form S-4**
>   **Filed October 21, 2013**
>   **File No. 333-191820**

Dear Mr. Braun:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

2.   Please include the information required by Item 8 of Form S-4.

3.   Please include updated financial statements within your amended filing. Reference is made to Rule 3-12 of Regulation S-X.

Prospectus Cover Page

4.　Please revise the first page of the prospectus/proxy statement to comply with Item 501(b) of Regulation S-K. For example, please revise to state the number of common shares of Gyrodyne, LLC limited liability company interests to be issued in connection with the merger and to include a page number cross-reference to the risk factors section.

5.　Please move the References to Additional Information section to the inside front cover page of the prospectus. Refer to Item 2 of Form S-4.

6.　Please separately present the Plan of Liquidation and Dissolution for a shareholder vote or provide us with an analysis as to why you believe a separate vote on the Plan of Liquidation is not required. Refer to Rule 14a-4(a)(3) of the Securities Exchange Act.

Summary Term Sheet, page 1

7.　Please provide a summary of the most important risk factors facing you and the principal risks relating to the merger and liquidation.

Record Date; Stock Entitled to Vote; Quorum, page 2

8.　Please supplement your current disclosure to state a comparison of the percentage of outstanding shares entitled to vote held by directors, executive officers and their affiliates, and the vote required for approval of the merger. We note your disclosure of the beneficial ownership of shares by directors, nominees, and executive officers on page 72. Refer to Item 3(h) of Form S-4.

Effect of Authorization of the Plan of Merger, page 4

9.　We note your disclosure on page 5 that each share of common stock of both Gyrodyne Company of America and GSD "will be converted into such number of validly issued common shares of Gyrodyne, LLC as shall be determined by the Board of Directors of Gyrodyne . . . ." Please disclose if shareholders of Gyrodyne Company of America will continue to hold the same percentage of shares in Gyrodyne, LLC post-merger. Also revise to include a range, if possible, of the exchange ratio of Gyrodyne, LLC shares for Gyrodyne Company of America and GSD shares.

10.　We note your disclosure that you will announce at least ten days prior to the annual meeting the exchange ratio of Gyrodyne shares into Gyrodyne, LLC shares. Please disclose how this announcement will be made to reach all record holders.

Comparison of Rights of Gyrodyne Shareholders . . ., page 6

11.   Please expand upon your current disclosure to provide a summary description of Gyrodyne, LLC shares and the material differences between the rights of Gyrodyne shareholders and Gyrodyne, LLC shareholders. We note your disclosure on pages 61 through 63 discussing the material differences. Refer to Item 4(a)(3)-(4) of Form S-4.

Reasons for the Plan of Liquidation and the Plan of Merger, page 7

12.   Please revise your disclosure to furnish a summary of the reasons for engaging in the Plan of Merger, as opposed to merely referring the investor to disclosure elsewhere in the prospectus.

Risk Factors, page 17

13.   Please tell us what consideration you gave to including a risk factor discussing the potential dilutive effect of the non-cash portion of the Special Dividend on shareholders that could not participate in the Special Dividend.

Background: Strategic Review, PLR, page 26

14.   Please expand to disclose why Messrs. Bhatia, Levine, Macklin, and Salour were selected to serve on the Strategic Alternatives Committee.

15.   Please significantly expand your disclosure to discuss the options considered by the Strategic Alternatives Committee, including applying for a private letter ruling from the IRS, prior to its presentation to the board of directors at the August 2, 2013 meeting, and the options discussed at the September 6, 2013 and September 9, 2013 board meetings. You should discuss in greater detail the nature and substance of the meetings, including what conclusions the committee and/or board reached at such meetings. The disclosure should provide shareholders with an understanding of how, when and why the terms of the proposed liquidation and plan of merger evolved during the course of these meetings. For example, please discuss the specific reasons why the Board rejected the indicative bids and reinvesting settlement funds in REIT qualified assets and whether or not it considered potential adverse effects to the proposed plan of merger in its meetings.

16.   With respect to the August 2, 2013 board meeting, please expand your disclosure to discuss in greater detail the resulting dialogue between the Company and its two largest shareholders, and identify these shareholders.

17.   Please discuss the role of your advisers at any of the board or committee meetings, and supplementally provide us with copies of the "board books" and any other materials

provided to the board by such advisers and used by the company in connection with the proposed merger and liquidation. We may have further comments after reviewing such materials.

The Tax Liquidation; Adoption of the Plan of Liquidation, page 27

18. We note your disclosure that the Board concluded that it was in the best interests of Gyrodyne and its shareholders to liquidate the company for federal income tax purposes. Please identify the specific federal income tax purposes for both the liquidation and for the merger. For example, please clarify whether completing the merger in 2013 will allow you to avoid paying the built-in gains tax on certain assets. We note your disclosure on page 96.

19. Please disclose some of the factors the Board considered in determining to pursue the liquidation of the company by means of a merger into Gyrodyne, LLC, as opposed to a merger into a liquidating trust, or a dissolution under New York law.

The Special Dividend, page 27

20. Please explain the purpose for the non-cash portion of the Special Dividend. Additionally, please provide more detail on page 28 concerning the factors the Board will consider in determining whether the non-cash portion will be payable in GSD shares or dividend notes. For example, please explain the impact of the valuation of GSD on the Board's decision.

21. We note your disclosure on page 29 that in connection with the Special Dividend, you expect to incur $6.2 million for payments under the Incentive Compensation Plan. Please reconcile with your disclosure, on page 34, that in connection with the Special Dividend, your Board approved a payment of up to $7,321,600 under the Incentive Compensation Plan.

Solvency Opinion, page 29

22. Please revise your disclosure to include Valuation Research's qualifications and the method you used in selecting Valuation Research to issue a solvency opinion. Refer to Item 1015(b) of Regulation M-A.

23. We note that Valuation Research used various financial forecasts and projections for 2013 through 2016 prepared by Gyrodyne's management, as well as prior appraisals, in conducting the solvency, balance sheet and cash flow analyses. Please include a description of the financial projections and the individual appraisals provided to, and relied on by, Valuation Research.

24.   We note that Valuation Research in rendering its opinion reviewed information concerning businesses similar to Gyrodyne. Please identify these companies and discuss why these companies were selected for comparison.

25.   Please file the consent of Valuation Research to the use of its report in the prospectus or tell us why the consent is not required. Refer to Question 233.01 of The Securities Act Rules Compliance and Disclosure Interpretations.

Interests of Our Directors and Executive Officers, page 32

26.   We note your risk factor disclosure on page 20 regarding payments to your executive officers for health insurance in connection with the Plan of Merger. Please expand your disclosure to explain such payments.

Golden Parachute Compensation, page 32

27.   Please revise your disclosure to clarify that consummation of the merger will not qualify as a "change in control" as defined in the Incentive Compensation Plan or under the employment agreements with Messrs. Braun and Fitlin. We note your disclosure on page 65.

28.   Please disclose that, in addition to Peter Pitsiokos, each of your directors are participants in your Incentive Compensation Plan. We note your disclosure on page 81.

29.   Please include the information required by Item 402(t) of Regulation S-K in a tabular format. Refer to Item 18(a)(7) of Form S-4.

Conditions to Completion of the Merger, page 36

30.   Please disclose any third-party consents required to effect the merger. Please discuss the likelihood that any such consents will not be obtained, and consider including a risk factor, if material.

Unaudited Pro Forma Consolidated Financial Information, page 37

31.   You indicate on page 37 that the unaudited pro forma net assets give effect to the merger, but exclude non-recurring charges and credits directly attributable to the merger.   To the extent any of these charges or credits is material, please tell us and revise your footnote disclosures to disclose these amounts and clearly indicate that these amounts were not included in the pro forma financial statements.

Pro Forma Condensed Consolidated Statement of Changes in Net Assets (Liquidation Basis), page 40

32.   For all adjustments from GAAP basis stockholders' equity of Gyrodyne Company of America to arrive at Net Assets in Liquidation as of December 31, 2012 and June 30, 2013, please provide a detail description of how these adjustment values were derived. For example, for changes in fair value or market value, please describe the fair value approach utilized (i.e. market, income, or cost approach).   Your discussion should explain the technique used and the significant inputs or assumptions related to the technique.   To the extent you utilize third party pricing services in determining fair value, please disclose this fact and any procedures you performed to validate prices obtained.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 45

33.   Within your amended filing, please disclose the methods used to estimate realizable and settlement values related to adjustments (a), (e), (g), (h), and (i). For example, for the estimated liquidation and operating costs net of receipts, please describe the methodology utilized by management and identify any significant assumptions or inputs. Additionally, it appears there were certain assets and liabilities that were not revalued, please provide a note explaining why these assets or liabilities do not require revaluation.

34.   Please clarify how the obligation related to the remaining $30,685,000 of the Special Dividend declared on September 13, 2013 is reflected on your pro forma financial statements.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations Six Months Ended June 30, 2013 and Year Ended December 31, 2012, pages 46 - 47

35.   We note you make adjustments to rental expenses related to capital expenditures.   Please clarify the nature of these capital expenditures and how this adjustment meets the criteria of being directly attributable, factually supportable, and expected to have a continuing impact.   Reference is made to Rule 11-06(b)(6) of Regulation S-X.

36.   We note you have reflected an adjustment for the reversal of provision for income taxes. This appears to be a material nonrecurring charge that does not meet the expected to have a continuing impact criteria outlined in Rule 11-0(b)(6) of Regulation S-X.   Please clarify and/or revise to disclose this amount as a material nonrecurring charge in your footnote disclosures with clear indication that this adjustment was not reflected within the pro forma financial statements.

Note 2 – Pro forma adjustments, page 47

37.   Please clarify and revise your filing to explain how this table of information relates and reconciles to your pro forma financial statements presented.

Proposal 1: Authorization of the Plan of Merger, page 52

Estimated Distribution to Shareholders (including Estimated Distribution to holders of Gyrodyne, LLC Shares), page 54

38.   We refer to the table on page 54 and note that your Estimated Cash at December 31, 2013, Net of the Special Dividend is $10.4 million. Based on the prior two line items, estimated cash at June 30, 2013 would appear to be $20.5 million. Please provide narrative disclosure in a footnote to the table for the difference in cash at June 30, 2013 and December 31, 2013.

39.   For each amount identified as "Uses" within the table on page 55, please tell us and revise disclosures to discuss what these amounts represent and clarify how the amounts were determined.   To the extent, these amounts are explained in detail elsewhere within your document you can simply reference where this information currently exists.

40.   Reference is made to note (1) for the table of estimated cash proceeds and outlays on page 55. We note you computed the proceeds based on application of an asset appraisal and comparable companies approach. Please tell us and revise filing to disclose whether you utilize an independent third party in determining the proceed amounts.   If so, please disclose this fact.   In addition, it appears your process utilizes multiple valuation techniques, such as the market approach and possibly the income approach or the cost approach.   Please revise note to provide a description of each technique, the significant inputs utilized for each technique, and the weight placed on each technique in arriving at your assumed proceeds amount.   To the extent each technique was not equally weighted, please discuss how you determined the weight placed on each technique and disclose the range in potential gross proceeds that could have resulted assuming a different weighting of each technique utilized.

41.   Reference is made to note (2) for the table of estimated cash proceeds and outlays on page 55. Please tell us and revise disclosures to describe the methodology utilized by management to determine the estimated legal, accounting, and other costs and identify any significant assumptions or inputs.

42.   Reference is made to note (3) for the table of estimated cash proceeds and outlays on page 55. We note that potential liability for corporate level tax on capital gains has not been reflected. Please clarify whether a range of potential liability for corporate level tax is known.   If so, please revise to disclose.   To the extent a range is indeterminable,

        please revise to state this fact and explain why such a range is not determinable at this time.

Reasons for the Plan of Merger, page 66

43.   Please provide greater specificity regarding the reasons for the merger. These factors should explain why the Board believes the Plan of Merger is the best way to accomplish your plan of liquidation. For example, please explain why you consider your ability to make the Special Dividend a reason for the merger, considering your disclosure on page 3 that payment of the Special Dividend is not conditioned on the approval of the plan of merger. Additionally, please reconcile your disclosure that the Board considered "the substantial accounting, legal and other expenses associated with being a small publicly-traded company," with your disclosure on page 20 that post-merger, you will still incur the expenses associated with being a publicly-traded company.

Incentive Compensation Upon a Change-in-Control . . ., page 81

44.   We note your disclosure on page 81 that each of your directors are participants in the Incentive Compensation Plan. Please clarify whether Mr. Bhatia is also a participant in the Incentive Compensation Plan.

Pension Plan, page 82

45.   Please provide the disclosure required by Item 402(h) of Regulation S-K or tell us why you believe you are not required to include this disclosure. Refer to Item 18(a)(7) of Form S-4.

Annex B: Solvency Opinion of Valuation Research Corporation, page B-II

46.   We note the limitation on reliance by shareholders in the third paragraph of the opinion, which states that VRC's opinion has been "prepared for the *sole* benefit and use of the Company and the Board…." (Emphasis added) Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.

Undertakings, II-2

47.   Please revise to include the undertakings required by Item 512(a) of Regulation S-K. Refer to Rule 415(a)(1)(viii) of the Securities Act.

Exhibit Index

48.   Please file the private letter ruling Gyrodyne received from the IRS. Refer to Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison at (202) 551-3466 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor

cc: Thomas H. Kennedy, Esq.